SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. __________)


                              First Mariner Bancorp
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   320795 10 7
                                 (CUSIP Number)

                         Abba David Poliakoff, Esquire,
            Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC
        233 E. Redwood Street, Baltimore, Maryland 21202, (410) 576-4067
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 19, 1996
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------------------------------               ---------------------------------
CUSIP No.   320795 10 7               13D              Page 2 of 6 Pages
--------------------------------               ---------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   Edwin F. Hale, Sr.                               ###-##-####
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
                                                                             |-|
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   U.S.A.
--------------------------------------------------------------------------------
                         7        SOLE VOTING POWER
        NUMBER                             883,359
          OF        ------------------------------------------------------------
        SHARES           8        SHARED VOTING POWER
     BENEFICIALLY                          0
        OWNED       ------------------------------------------------------------
          BY             9        SOLE DISPOSITIVE POWER
         EACH                              883,359
      REPORTING     ------------------------------------------------------------
        PERSON           10       SHARED DISPOSITIVE POWER
         WITH                              0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   883,359
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                             |-|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   28.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


Item 1.  Security and Issuer.

         This statement relates to shares of common stock, par value $.05 per share (the "Shares"), of First Mariner Bancorp (the "Issuer"), 1801 S. Clinton Street, Baltimore, Maryland 21224.

Item 2.  Identity and Background.

         (a) The name of the Reporting Person is Edwin F. Hale, Sr. (the "Reporting Person").

         (b) The Reporting Person's business address is 1801 S. Clinton Street, Baltimore, Maryland 21224.

         (c) The Reporting Person is Chairman and Chief Executive Officer of the Issuer, and Chairman and Chief Executive Officer of the Issuer's subsidiary, First Mariner Bank. The Reporting Person is also Chairman and Chief Executive Officer of Hale Intermodal Transport Co., and Hale Intermodal Marine Co., private Baltimore-based trucking and shipping companies, located at 1801 S. Clinton Street, Baltimore, Maryland 21224.

         (d) No.

         (e) No.

         (f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         Purchases by the Reporting Person of the Shares covered by this statement were made in cash with the Reporting Person's personal funds.

         The Reporting Person purchased 300,000 Shares and warrants to purchase an additional 300,000 Shares at $10.00 per Share for an aggregate price of $3,000,000 in a private offering by the Issuer in late 1994. The Reporting Person was then elected as Chairman and Chief Executive Officer of the Issuer. In a subsequent private offering by the Issuer in August 1995, the Reporting Person purchased 60,000 Shares and warrants to purchase an additional 60,000 Shares at $10.00 per Share for an aggregate price of $600,000. The Reporting Person subsequently purchased 31,687 Shares and warrants to purchase an additional 21,672 Shares at $10.00 per Share for an aggregate price of $316,870 in privately negotiated transactions. In May, 1996, the Reporting Person sold 10,000 of these Shares in a privately negotiated transaction for a price of $10.00 per Share for an aggregate price of $100,000.

         The Reporting Person purchased an additional 10,000 Shares at $12.00 per share for $120,000 in the Issuer's initial public offering on December 19, 1996.

Item 4.  Purpose of Transaction.

         As reported in Item 3, the Shares reported on herein were initially acquired by the Reporting Person for the purpose of acquiring control in the Issuer. Subsequent purchases were made by the Reporting Person for the purpose of investing in the Issuer.

         The Reporting Person has no current plans or proposals which relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g)  Changes   in  the   Issuer's   charter,   bylaws  or   instruments
              corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)  Any action similar to any of those enumerated above.

         Notwithstanding the foregoing, the Reporting Person may from time to time acquire beneficial ownership of additional Shares or dispose of any Shares beneficially owned by him. In addition, as a member of the Board of Directors of the Issuer, and in his capacity as Chairman of the Board and Chief Executive Officer, the Reporting Person will participate from time to time, in the consideration of possible actions or transactions involving the Issuer, some of which may, in whole or in part, relate to or result in one or more of the actions enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person is the beneficial owner of 883,359 Shares, representing 28.3% of the class of securities covered by this statement.

         (b) The Reporting Person has sole voting and dispositive power with respect to all Shares he beneficially owns.

         (c) On October 31, 1996, the Board of Directors of the Issuer, acting pursuant to the Issuer's 1996 Stock Option Plan for directors, officers and employees, granted the Reporting Person an option to purchase 120,000 Shares at a price of $10.00 per Share. Subsequently, the Reporting person purchased 10,000 Shares at $12.00 per Share on December 19, 1996 in the Issuer's initial public offering.

         (d) Not applicable.

         (e) Not applicable.

Item 6.  Contracts,  Arrangements,   Understandings  or  Relationships  With
         Respect to Securities of the Issuer

         1. Form of Stock Option Agreement dated October 31, 1996, pursuant to which the Reporting Person has received an option to purchase 120,000 Shares at $10.00 per Share.

         2. Form of Warrant Agreement, pursuant to which the Reporting Person has the right to purchase an aggregate of 371,672 Shares at $10.00 per Share.

Item 7.  Material to be Filed as Exhibits.

         The following is filed as Exhibits hereto:

                  Exhibit A         Form of Stock Option Agreement
                  Exhibit B         Form of Warrant

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  December 27, 1996




                                                     /s/ Edwin F. Hale, Sr.
                                                     --------------------------
                                                     Edwin F. Hale, Sr.


C67735.616 L/R:2

                                    EXHIBIT A


                              FIRST MARINER BANCORP
                  NON-EMPLOYEE DIRECTOR STOCK OPTION AGREEMENT
                                      under
                             1996 STOCK OPTION PLAN

         THIS AGREEMENT is made this  _________________,  199__,  by and between
FIRST        MARINER        BANCORP       (the        "Corporation"),        and
_______________________________________ (the "Optionee).

         WHEREAS, the Optionee, a member of the Board of Directors of the Corporation, is entitled to purchase shares of common stock, par value $.05 per share ("Shares"), of the Corporation pursuant to the terms and conditions of the Corporation's 1996 Stock Option Plan (the "Plan") to provide an incentive for the Optionee and to promote the interests of the Corporation.

         NOW, THEREFORE, it is agreed as follows:

         1. Grant of Option. The Corporation hereby grants to Optionee an option to purchase from the Corporation ________________ Shares ("Option Shares") at the exercise price per Share set forth below. Subject to earlier expiration or termination of the option granted hereunder, this option shall expire on the 10th anniversary of the date hereof.

         2. Period of Exercise of Option. The Optionee shall be entitled to exercise the option granted hereunder to purchase Option Shares as follows:

   Exercise Date              No. of Shares             Exercise Price Per Share








in each case, together with the number of Option Shares which Optionee was theretofore entitled to purchase.

         3. Accelerated Exercise Right. Notwithstanding any other provision hereof, upon the occurrence of an Extraordinary Event (as defined in the Plan), then, regardless of whether or not this Option has vested or become exercisable under the terms hereof, all Options granted hereunder shall immediately vest and become fully exercisable for the full number of Shares subject to this Option on and at all times after the Event Date (as defined in the Plan). In the event that the Optionee fails to exercise his or her Option, in whole or in part, pursuant to this Section upon an Extraordinary Event, the Corporation shall take such action as may be necessary to enable the Optionee to receive upon any subsequent exercise of his or her Option, in whole or in part, in lieu of shares of the Corporation, securities or other assets as were issuable or payable upon such Extraordinary Event in respect of, or in exchange for, such shares.

         4.  Additional  Exercise  Periods.  In the  event  of the  death of the
Optionee, this Option may be exercised by the personal representative, administrator or a person who acquired the right to exercise any such option by bequest, inheritance or death of the optionee, within one year after the death of the Optionee. In the event the Optionee ceases to be a Director because of permanent and total disability of the Optionee, this Option may be exercised by the disabled Optionee within 90 days after such termination. After such periods, this Option will terminate, be forfeited and lapse immediately.

         5. Method of Exercise. In order to exercise the Options granted hereunder, the Optionee must deliver to the Corporation on any business day, at its principal office, addressed to the attention of the Committee, written notice of exercise, which notice shall specify the number of shares with respect to which the Option is being exercised. The minimum number of Shares with respect to which an Option may be exercised, in whole or in part, at any time shall be the lesser of 100 Shares or the maximum number of shares available for purchase under the Option at the time of exercise.

         6. Payment. Payment of the Option Price for the Shares purchased pursuant to the exercise of an Option shall be made (i) in cash or in cash equivalents; (ii) through the tender to the Corporation of Shares, which Shares shall be valued, for purposes of determining the extent to which the Option Price has been paid thereby, at their fair market value (determined in the manner described in Section 9 of the Plan) on the date of exercise; (iii) through the tender to the Corporation of Options, to the extent of the difference between the Option Price and the fair market value of the Shares subject to such Option on the exercise date; or (iv) by combination of the methods described in (i), (ii) and (iii) above. Payment in full of the Option Price need not accompany the written notice of exercise provided the notice of exercise directs that the certificate or certificates for the Shares for which the Option is exercised be delivered to a licensed broker applicable to the Corporation as the agent for the individual exercising the Option and, at the time such certificate or certificates are delivered, the broker tenders to the Corporation cash (or cash equivalents acceptable to the Corporation) equal to the Option Price for the Shares purchased pursuant to the exercise of the Option plus the amount (if any) of federal and/or the taxes which the Corporation may, in its judgment, be required to withhold with respect to the exercise of the Option. Any attempt to exercise any Option granted hereunder other than as set forth above shall be invalid and of no force and effect. Promptly after the exercise of an Option and the payment in full of the Option Price of the Shares covered thereby, the individual exercising the Option shall be entitled to the issuance of a certificate or certificates evidencing his ownership of such Shares; provided however, that the Corporation shall have the right to withhold and deduct from the number of Shares deliverable upon exercise of an Option, a number of Shares having an aggregate fair market value equal to the amount of any taxes and other charges the Corporation is obligated to withhold or deduct from amounts payable to such individual. Separate certificates shall be issued for any Shares purchased pursuant to the exercise of an Option which is an Incentive Stock Option, which certificate or certificates shall not include any Shares which were purchased pursuant to the exercise of an Option which is not an Incentive

Stock Option. An individual holding or exercising an Option shall have none of the rights of a shareholder until the Option Shares covered thereby are fully paid and issued to him and, except as provided in the Plan, no adjustment shall be made for dividends or other rights, if any, for which the record date is prior to the date of such issuance.

         7. Limitation upon Transfer. This Option may not be transferred by the Optionee other than by will and the laws of descent and distribution, as stated above, may not be assigned, pledged or hypothecated, and shall not be subject to execution, attachment or similar process. This Option is exercisable only by the Optionee during his or her lifetime and only in the manner set forth herein. Upon any attempt to transfer this option, or to assign, pledge, hypothecate or otherwise dispose of this option in violation of this provision, or upon the levy of any attachment or similar process upon such option or such rights, this option shall immediately lapse and become null and void.

         8. Plan; Applicable Law. This Option Agreement is subject in all respects to the provisions of the Plan, a copy of which has been provided to the Optionee. This Option Agreement shall be governed by and construed in accordance with the laws of the State of Maryland, excluding its provisions relating to conflicts of laws.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed under seal, intending this to be a sealed instrument, as of the date first above written.


ATTEST:                                    FIRST MARINER BANCORP


______________________________             By:___________________________(SEAL)



WITNESS:                                   OPTIONEE:


______________________________             _____________________________(SEAL)

                                                                         Exhibit


                           Date:_____________________


Board of Directors
FIRST MARINER BANCORP
         Attention:  Secretary


Ladies and Gentlemen:

         I hereby exercise my option to purchase ______________ shares of common stock, par value $.05 per share ("Shares"), of FIRST MARINER BANCORP (the "Corporation") in accordance with the terms set forth in the First Mariner Bancorp 1996 Stock Option Plan ("Plan"). The original of my Option Agreement accompanies this notice and is hereby surrendered, in whole or in part, as the case may be, pursuant to the Plan.

         In full payment for such exercise, please find enclosed [check applicable box(es):

         [] cash, check or cash equivalents in the amount of $_______________ payable to the order of the Corporation;

         [] ___________ Shares of the Corporation, having a fair market value (determined in accordance with the Plan) of $________________;

         [] surrender of my Option Agreement, and I tender herewith to the Corporation Options to the extent of the difference between the Option Price and the fair market value of the Shares purchased hereunder on the exercise date.

         I authorize the Corporation to withhold a number of Shares equal to any withholding obligation applicable to me in accordance with the terms of the Plan.

                                         Very truly yours,


                                         -----------------------------------

                                         -----------------------------------
                                                           Print Name

                                    EXHIBIT B


       THIS WARRANT AND THE SHARES OF COMPANY STOCK ISSUABLE UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER EITHER THE
       SECURITIES ACT OF 1933 (THE "ACT") OR APPLICABLE STATE SECURITIES LAWS (THE "STATE ACTS") AND SHALL NOT BE SOLD, PLEDGED, HYPOTHECATED, DONATED OR OTHERWISE TRANSFERRED (WHETHER OR NOT FOR CONSIDERATION) BY THE HOLDER EXCEPT UPON THE ISSUANCE TO THE COMPANY OF A FAVORABLE OPINION OF COUNSEL AND/OR SUBMISSION TO THE COMPANY OF SUCH EVIDENCE AS MAY BE SATISFACTORY TO COUNSEL TO THE COMPANY, IN EACH SUCH CASE, TO THE EFFECT THAT ANY SUCH TRANSFER SHALL NOT BE IN VIOLATION OF THE ACT AND THE STATE ACTS.


                                    WARRANT*

                            TO PURCHASE ______ SHARES
                                 OF COMMON STOCK
                                       OF
                              FIRST MARINER BANCORP
                            (a Maryland Corporation)

                     Not Transferable Or Exercisable Except
                        Upon Conditions Herein Specified

                          Void after 5:00 O'Clock P.M.,
                  Baltimore, Maryland Time, on ________________


         FIRST MARINER BANCORP,  a Maryland  corporation (the "Company")  hereby
certifies               that               ,               or               such
--------------------------------------------------------------------------------
holder's registered successors and permitted assigns, registered on the books of the Company maintained for such purposes as the registered holder hereof (the "Holder"), for value received, is entitled to purchase from the Company the number of fully paid and non-assessable shares of Common Stock of the Company, par value $.05 per share (the "Shares") stated above at the purchase price of $10.00 per Share (the "Exercise Price") (the number of Shares and Exercise Price being subject to adjustment as hereinafter provided) upon the terms and conditions herein provided.

--------
* Exchanged for Warrant dated                            , issued to

         1. EXERCISE OF WARRANTS. (a) Subject to subsection (b) of this Section 1, upon presentation and surrender of this Warrant Certificate, with the attached Purchase Form duly executed, at the principal office of the Company at 1801 South Clinton Street, Baltimore, Maryland 21224, or at such other place as the Company may designate by notice to the Holder hereof, together with a check payable to the order of the Company in the amount of the Exercise Price times the number of Shares being purchased, the Company shall deliver to the Holder hereof, as promptly as practicable, certificates representing the Shares being purchased. This Warrant may be exercised in whole or in part; and, in case of exercise hereof in part only, the Company, upon surrender hereof, will deliver to the Holder a new Warrant Certificate or Warrant Certificates of like tenor entitling the Holder to purchase the number of Shares as to which this Warrant has not been exercised.

              (b) This Warrant may be exercised in whole or in part at any time on and after August 1, 1995.

         2. RIGHTS AND OBLIGATIONS OF WARRANT HOLDER. (a) The Holder of this Warrant Certificate shall not, by virtue hereof, be entitled to any rights of a stockholder in the Company, either at law or in equity; provided, however, in the event that any certificate representing the Shares is issued to the Holder hereof upon exercise of this Warrant, such Holder shall, for all purposes, be deemed to have become the holder of record of such Shares on the date on which this Warrant Certificate, together with a duly executed Purchase Form, was surrendered and payment of the Exercise Price was made, irrespective of the date of delivery of such Share certificate. The rights of the Holder of this Warrant are limited to those expressed herein and the Holder of this Warrant, by its acceptance hereof, consents to and agrees to be bound by and to comply with all the provisions of this Warrant Certificate, including, without limitation, all the obligations imposed upon the Holder hereof by Section 4 hereof. In addition, the Holder of this Warrant Certificate, by accepting the same, agrees that the Company may deem and treat the person in whose name this Warrant Certificate is registered on the books of the Company maintained for such purpose as the absolute, true and lawful owner for all purposes whatsoever, notwithstanding any notation of ownership or other writing thereon, and the Company shall not be affected by any notice to the contrary.

              (b) No Holder of this Warrant Certificate, as such, shall be entitled to vote or receive dividends or to be deemed the holder of Shares for any purpose, nor shall anything contained in this Warrant Certificate be construed to confer upon any Holder of this Warrant Certificate, as such, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any action by the Company receive dividends, subscription rights, or otherwise, until this Warrant shall have been exercised and the Shares purchasable upon the exercise thereof shall have become deliverable as provided herein; provided, however, that any such exercise on any date when the stock transfer books of the Company shall be closed shall constitute the person or persons in whose name or names the certificate or certificates for those Shares are to be issued as the record holder or holders thereof for all purposes at the opening of business on the next succeeding day on which such stock transfer books are open, and the Warrant Certificate surrendered shall not be deemed to have been exercised, in whole or in part as the case may be, until the next succeeding day on which stock transfer books are open for the purpose of determining entitlement to dividends on the Company's common stock.

         3. SHARES UNDERLYING WARRANTS. The Company covenants and agrees that all Shares delivered upon the exercise of this Warrant shall, upon delivery and payment therefor, be duly and validly authorized and issued, fully-paid and non-assessable, and free from all stamptaxes, liens and charges with respect to the purchase thereof.

         4. DISPOSITION OF WARRANTS OR SHARES. The Holder of this Warrant Certificate and any transferee hereof or of the Shares issuable upon the exercise of the Warrant, by their acceptance hereof, each hereby (i) represents and warrants that this Warrant and the Shares issuable upon exercise thereof are being acquired for investment for the account of the holder and with no intent to sell, transfer or subdivide such Warrant or Shares, and (ii) understands and agrees that the Warrant, and the Shares issuable upon the exercise hereof, have not been and will not be registered under either the Securities Act of 1933 (the "Act") or applicable State Securities Laws (the "State Acts") and shall not be sold, pledged, hypothecated, donated or otherwise transferred (whether or not for consideration) except upon the issuance to the Company of a favorable opinion of counsel and/or for submission to the Company of such evidence as may be satisfactory to counsel to the Company, in each such case, to the effect that any such transfer shall not be in violation of the Act and the State Acts. It shall be a condition to the transfer of this Warrant that any transferee thereof deliver to the Company its written agreement to accept and be bound by all of the terms and conditions of this Warrant Certificate.

         5. ADJUSTMENTS. The number of Shares purchasable upon the exercise of each Warrant is subject to adjustment from time to time upon the occurrence of any of the events enumerated below.

              (a) In case the Company shall: (i) pay a dividend in shares of its
Common Stock, (ii) subdivide outstanding shares of its Common Stock into a greater number of shares, (iii) combine outstanding shares of its Common Stock into a smaller number of shares or (iv) issue by reclassification of shares of its Common Stock, any shares of its capital stock, the amount of shares purchasable upon the exercise of each Warrant immediately prior thereto shall be adjusted so that the Holder shall be entitled to receive upon exercise of the Warrant that number of shares which such Holder would have owned or would have been entitled to receive after the happening of such event had such Holder exercised the Warrant immediately prior to the record date, in the case of such dividend, or the effective date, in the case of any such subdivision, combination or reclassification. An adjustment made pursuant to this subparagraph (a) shall be made whenever any of such events shall occur, but shall become effective retroactively after such record date or such effective date, as the case may be, as to Warrants exercised between such record date or effective date and the date of happening of any such event.

              (b) Whenever the number of Shares purchasable hereunder is adjusted as herein provided, the Company shall cause to be mailed to the Holder in accordance with the provisions of this Section 5 a notice (i) stating that the number of Shares purchasable upon exercise of this Warrant have been adjusted, (ii) setting forth the adjusted number of Shares purchasable upon the exercise of the Warrant and (iii) showing in reasonable detail the computations and the facts, including the amount of consideration received or deemed to have been received by the Company, upon which such adjustments are based.

         6. FRACTIONAL SHARES. The Company shall not be required to issue any fraction of a Share upon the exercise of Warrants. If more than one Warrant shall be surrendered for exercise at one time by the same Holder, the number of full Shares which shall be issuable upon exercise thereof shall be computed on the basis of the aggregate number of Shares with respect to which this Warrant is exercised. If any fractional interest in a Share shall be deliverable upon the exercise of this Warrant, the Company shall make an adjustment therefor and pay to the Holder in cash an amount equal to such fraction multiplied by the fair market value of the Shares on the business day next preceding the day of exercise, as determined by the Company's Board of Directors in its sole discretion.

         7. LOSS OR DESTRUCTION. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant
Certificate and, in the case of any such loss, theft or destruction, upon delivery of an indemnity agreement or bond satisfactory in form, substance and amount to the Company or, in the case of any such mutilation, upon surrender and cancellation of this Warrant Certificate, the Company at its expense will execute and deliver, in lieu thereof, a new Warrant Certificate of like tenor.

         8. SURVIVAL. The various rights and obligations of the Holder hereof as set forth herein shall survive the exercise of the Warrant represented hereby and the surrender of this Warrant Certificate.

         9. NOTICES. Whenever any notice, payment of any purchase price, or other communication is required to be given or delivered under the terms of this Warrant, it shall be in writing and delivered by hand delivery or United States registered or certified mail, return receipt requested, postage prepaid, and will be deemed to have been given or delivered on the date such notice, purchase price or other communication is so delivered or posted, as the case may be; and, if to the Company, it will be addressed to the address specified in Section 1 hereof, and if to the Holder, it will be addressed to the registered Holder at his address as it appears on the books of the Company.

         IN WITNESS WHEREOF, First Mariner Bancorp has caused this Warrant Certificate to be executed on its behalf as of this ____ day of _______________.

ATTEST:                                     FIRST MARINER BANCORP


By:                                         By:                           (SEAL)
   --------------------------------            ---------------------------
   Eugene A. Friedman, Secretary               Edwin F. Hale, Sr., Chairman

                                  PURCHASE FORM


TO:      FIRST MARINER BANCORP

         The  undersigned  hereby  irrevocably  elects to exercise  the attached
Warrant to the extent of  ..............shares  of the Common  Stock,  par value
$.05  per  share,   of  FIRST  MARINER  BANCORP  and  hereby  makes  payment  of
$...............  in accordance  with the provisions of Section 1 of the Warrant
Certificate in payment of the purchase price thereof.

                     INSTRUCTIONS FOR REGISTRATION OF STOCK
                      UPON THE STOCK LEDGER OF THE COMPANY

Name: .........................................................................
                  (Please typewrite or print in block letters)

Address:          .............................................................
                  .............................................................



Signature



Name



Date